May 4, 2005

Mail Stop 0409

Daniel T. Ward
Secretary
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, Virginia  22102

Re:	JER Investors Trust Inc.
      Amendment No. 3 to Form S-11 filed April 15, 2005
      Registration No. 333-122802

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

Prospectus Summary, page 1

Risk Factors, page 11

1. We note your response to comment 7. However, since the incentive fee may be increased by a decrease in the weighted average price per share of your common stock offerings, assuming FFO per share remains unchanged, please supplementally advise us whether you believe the company can downwardly pressure its stock price without impacting its
FFO by, for example, increasing its FFO payout ratio. If so, please disclose this potential conflict of interest between the manager and your stockholders.

2. We note your response to prior comment 8; however, we reissue our previous comment. We note that FBR is a significant principal stockholder, was the initial purchaser and placement agent for the private placement, and may potentially be a selling stockholder in this offering. Further, we note that you have added disclosure that a significant portion of this offering, currently $186.7 million, will be used to repay your indebtedness to Banc of America Securities
LLC, another underwriter in this offering.

The JER Fund III partnership agreement limits our ability to invest in certain real estate structured finance products, page 12

3. The definition disclosed for "JER CMBS Fund" appears to be inconsistent with the definition provided in the copy of the agreement provided to us. In particular, the definition in the agreement does not refer to "residential mortgages and related securities." Please revise, here and on page 61, to make the disclosure consistent with the agreement.

4. We note your response to prior comment 9. Please disclose how you quantify the term "primarily."

5. Please include a brief description of the three mezzanine loans purchased with the JER Fund III in accordance with the JER Fund
III
conflicts policy.

Maintenance of our exemption from the requirements of the Investment
Company Act imposes limits on our operations, page 26.

6. Please revise the header to reflect the risk that your current operations may not be exempt from the Investment Company Act.

7. Please revise the risk factor to reflect each exemption from the
Investment Company Act that you are relying upon. In addition, please disclose that neither the SEC nor the Staff has issued a no-action letter or interpretive guidance that specifically addresses your current portfolio and your exemption analyses. Please also disclose that the Staff has issued no-action letters and interpretive guidance that arguably could be inferred to suggest that certain subordinated CMBS investments are not qualifying interests for purposes of the Section 3(c)(5)(C) exemption. Lastly, please disclose that any decision by the SEC or the Staff which advances a position contrary to your analysis would require you to no longer treat these investments in subordinate CMBS as qualifying interests and could deem you an unregistered investment company.

Use of Proceeds, page 35

8. Please confirm that if you use proceeds to pay down amounts outstanding on your $100 million repurchase agreement, you will include the interest rate of the agreement.

9. Please revise to briefly describe the "additional investments" that you acquired from your borrowings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

		Liquidity and Capital Resources, page 45

10. We have reviewed your response to our prior comment 17. We are still unsure how you have considered your commitments to acquire loans subsequent to year end, as disclosed in Note 13 to your financial statements, in your discussion of contractual obligations.
Explain to us how you have met the requirements of Item 303 of Regulation S-K and FR-72 to disclose material commitments and its impact on your financial condition and liquidity.

Our Company, page 50

Our Investments, page 55

11. We have considered your response to our prior comment 19. In a supplemental response to us please cite the sections of any relevant agreements which describe the voting rights of the Re-remic trust. In addition, please provide an explanation as to how you arrived at the conclusion that each of the rights enumerated is non-substantive.

12. Please revise the disclosure to clarify whether you have an obligation to fund amounts in addition to those already funded in connection with the garden condominium conversion "program" discussed on page 57.

Our Manager and the Management Agreement, page 67

	Conflicts of Interest in Our Relationship with Our Manager,
page
73

13. Please supplementally advise us why you do not believe
Sections
4.6(e) and 5.3(b) of the JER Fund III partnership agreement have an impact on your operations.

Financial Statements

3. CMBS, page F-11

14. We have considered your response to our prior comment 31 and have the following additional comments:

* We are unsure how you have determined that the disclosures in paragraph 21a.(2) are not required. Why do you believe that you do not meet the requirement to disclose information regarding investments that have been in a continuous net loss position for less than 12 months?

* We are unsure how you have disclosed the number of investments that are in a net loss position as you have represented. Please explain to us how you have met this requirement or revise accordingly.

* We are unsure how you have disclosed the severity and duration of the unrealized losses as you have represented. Please explain to us how you have met this requirement or revise accordingly.

* Expand your disclosures to include the cause of the decline in fair value and your basis for determining these amounts are not other than temporarily impaired.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 551-3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 551-3852, or me at (202) 551-3411 with any other questions.



Sincerely,



Peggy Kim
Senior Counsel



cc:	David J. Goldschmidt, Esq. (via facsimile)
	Skadden, Arps, Slate, Meagher & Flom LLP



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JER Investors Trust Inc.
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